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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             For the month of April

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


FUTUREMEDIA PLC,
an English public limited company


By:  /s/ Leonard Fertig
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    Leonard Fertig
    Chief Executive Officer


Date:  April 28, 2005

                                        2

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   FUTUREMEDIA PLC TO LAUNCH 'BIKES2WORK' WITH ROYAL MAIL FOR 190,000 ELIGIBLE
                                    EMPLOYEES

     BRIGHTON, England, April 28 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning content and benefits services provider, today announced it has signed an agreement with Royal Mail Group plc, the UK's postal authority, to make bicycles available to all of Royal Mail Group plc's 190,000 eligible employees under the UK government's expanded Green Travel Plan program.

     Starting on May 1, the offer will last for four weeks. Under the Bikes2Work program, Royal Mail Group plc employees will be able to rent bicycles out of pre-tax income through salary sacrifice to commute to and from work.

     Bikes2Work is an addition to the current Home Computing Initiative (HCI) package of benefits provided to Royal Mail Group plc employees through Futuremedia's Learning For All (LFA) service. Now in its fourth phase, approximately 26,000 Royal Mail Group plc employees have leased home computers through the award-winning LFA program, which has been widely regarded as the most successful HCI implementation in the UK. The number of Royal Mail Group plc employees who are eligible for the bicycle plan is even larger than those who qualify for the LFA program.

     Futuremedia will operate the Bikes2Work program in cooperation with Halfords, a leading retailer of bicycles in the United Kingdom. The Bikes2Work tax benefit was developed to offer an alternative means of transport to and from work, encourage healthier living and a better environment.

     "We are delighted that Royal Mail Group plc has decided to offer this excellent additional benefit for its employees," said Leonard M. Fertig, CEO of Futuremedia plc. "There are both financial and health advantages that apply to more than 190,000 employees of Royal Mail Group plc. This extension of Futuremedia's relationship demonstrates our ongoing commitment to the high quality service we are providing to Royal Mail Group plc. We at Futuremedia are excited to assist in providing another lifestyle-enhancing benefit to Royal Mail Group plc employees."

     Shan Lawrence, Rewards and Recognitions Manager at Royal Mail Group plc, said, "Bikes2Work is a real plus for our workforce, and we are pleased to continue the ongoing relationship with Futuremedia in providing a package of tax-efficient benefits that make working with Royal Mail Group plc more attractive to existing and future employees. The dramatic success of our Learning for All program will now be enhanced and extended with the Bikes2Work initiative."

     About Royal Mail:
     Royal Mail Group plc is a public limited company wholly owned by the Government, with annual sales in excess of 8 billion pounds Sterling and 195,000 employees. Its marketplace is changing rapidly and it is developing services to meet new customer demands -- from electronic billing to banking, from warehousing to customer returns. Through its trusted brands of Royal Mail, Post Office Ltd and Parcelforce Worldwide, the business reaches everybody every working day in mail, parcels and express services and Post Office branches.

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     About Futuremedia:
     Futuremedia plc is a leading provider of value-driven e-learning content and services to employers and employees. The Company has a proven track record of developing and providing tailored, fully managed outsourced benefit programs for large organizations and is a leader in the UK's Home Computing Initiative Program. Futuremedia's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles.

     Through its Learning For All(TM) (LFA) service offering, the Company is a pioneer and leader in the creation, development and delivery of employee benefits programs that fall under the government Home Computing Initiative
(HCI). A fully managed service, Futuremedia provides employees with access to an Internet-ready, fully installed home computer with on-line learning content at a discounted cost through government tax incentives. Futuremedia currently serves more than 20 corporations and institutions and over 27,000 enrolled employees through its HCI initiatives. Futuremedia has also expanded its employee tax benefits management program to include services offered under the childcare voucher system and tax-free bicycle initiatives in the UK. Futuremedia Plc appears on the official supplier listing of the HCI Alliance as a Founder HCI Alliance Provider Partner. Please see the HCI Alliance website for the listing criteria: http://www.ukhomecomputing.co.uk.

     "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts (including the possibility that contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Royal Mail Group plc
    -0-                             04/28/2005
    /CONTACT:   Mike Smargiassi or Corey Kinger, both of Brainerd
Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk /